Mail Stop 0306


March 28, 2005



Via Facsimile and U.S. Mail

Mr. Paul A. Kohmescher
Vice President and Chief Financial Officer
Mikron Infrared , Inc.
16 Thornton Road
Oakland, NJ  07436


	Re:	Mikron Infrared, Inc.
		Form 10-KSB for the fiscal year ended October 31, 2004
			Filed January 28, 2005
		Form 10-QSB for the fiscal quarter ended January 31,
2005
		File No. 0-15486

Dear Mr. Kohmescher:

      We have reviewed your response letter dated March 21, 2005 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A as of December 31, 2004 filed March 21, 2005

Item 8A - Controls and Procedures - Page 27

1. We note your response to comment 5, but disagree with some of the statements included in that response. Please note that it is never appropriate to qualify your conclusion with respect to the effectiveness of your disclosure controls and procedures. Your disclosure controls and procedures must be either "effective" or "not effective;" it is not appropriate to qualify that conclusion with language such as "subject to the limitations set forth above" or otherwise. Please supplementally acknowledge your understanding of the foregoing. In addition, in future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in the penultimate paragraph of your Item
8A disclosures in your amended Form 10-KSB. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

2. We note your response to prior comment 7, and your revised disclosures on page 28 of the Form 10-KSB/A. We note you continue to state that there have been "no changes in [your] disclosure controls and procedures..." Item 308(c) of Regulation S-B requires you to disclose any changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. The terms disclosure controls and procedures and internal control over financial reporting have two distinct definitions in the Exchange Act. Please supplementally tell us whether there were any changes in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, revise future filings to comply with Item 308(c) of Regulation S-B. Please note this comment also applies to your Form 10-QSB/A as of January 31, 2005.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
Branch Chief, at (202) 942-2813.


					Sincerely,


					Kate Tillan
					Reviewing Accountant


??

??

??

??

Mr. Paul A. Kohmescher
Mikron Infrared, Inc.
March 28, 2005
Page 1